SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                        (Amendment No. . . . .) *

                   MULTI-MEDIA TUTORIAL SERVICES, INC.
                            (Name of Issuer)

                Common Stock (par value $0.01 per share)
                     (Title of Class of Securities)

                               625420 40 1
                             (CUSIP Number)

                          CUSTER COMPANY, INC.
                  P.O. Box 802808, Dallas, Texas 75380
                          c/o Billy J. Robinson
                             (972) 248-3716
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                              March 8, 2000
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box.     /  /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625420 40 1

   1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

   CUSTER COMPANY, INC.
   EIN # 75-217352

   2) Check the Appropriate Box if a Member of a Group (See
Instructions)

 (a) .......................................

 (b) ...X....................................

   3) SEC Use Only .................................

    4) Source of Funds (See Instructions) .....PF..................

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e) .....................................

   6) Citizenship or Place of Organization       NEVADA

      Number of          (7)  Sole Voting Power   1,685,556
      Shares             -----------------------------------------------------
      Beneficially       (8)  Shared Voting Power ........N/A.................
      Owned by           -----------------------------------------------------
      Each               (9)  Sole Dispositive Power   1,685,556
      Reporting          -----------------------------------------------------
      Person             (10)  Shared Dispositive Power ......N/A.............
      With               -----------------------------------------------------

   11) Aggregate Amount Beneficially Owned by Each Reporting Person
1,685,556

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
/  /

   13) Percent of Class Represented by Amount in Row (11)  20.3%

   14) Type of Reporting Person (See Instructions) .....CO...........

                              SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the par value $0.01 common stock of MULTI-MEDIA TUTORIAL SERVICES, INC. ("Company"). The Company's principal executive offices are located at 205 Kings Highway, Brooklyn, New York 11223.

Item 2.  Identity and Background.

(a), (b), (c)

     This statement is filed on behalf of Custer Company, Inc. ("Custer Company"), P.O. Box 802808, Dallas, Texas 75380. Custer Company is a Nevada corporation whose principal business is business development and whose officers are:

          Patrick A. Custer   President and Treasurer
          Billy J. Robinson   Vice President and Secretary

     Mr. Custer is the sole director and his present principal employment is Chief Executive Officer of uniView Technologies Corporation at 17300 North Dallas Parkway, Suite 2050, Dallas, Texas 75248. Mr. Robinson's present principal employment is General Counsel of uniView Technologies Corporation at 17300 North Dallas Parkway, Suite 2050, Dallas, Texas 75248.

(d) Neither Custer Company, nor any of the officers or the director have, during the last five years, been convicted in a criminal proceeding.

(e) Neither Custer Company, nor any of the officers or the director have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the officers and the director of Custer Company are American citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

     Custer Company acquired the securities from its personal funds. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private transaction.

Item 4.  Purpose of Transaction.

     Custer Company's acquisition of these shares is solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a) Custer Company owns an aggregate of 1,685,556 common shares of the Company, representing 20.3% of the outstanding common shares. Neither Mr. Custer, nor Mr. Robinson own any shares of the Company individually.

(b) The number of shares as to which Custer Company holds the sole power to vote or to direct the vote is 1,685,556; the number of shares as to which Custer Company holds the sole power to dispose or to direct the disposition is 1,685,556. Custer Company shares neither voting, nor dispositive power with any other person or entity.

(c) On May 22, 1997, the Company and Custer Company entered into a Securities Purchase Agreement pursuant to which the Company issued to Custer Company a $100,000 Promissory Note which was convertible into common stock upon the occurrence of an event of default. Notwithstanding that an event of default was never declared, the Company and Custer Company mutually agreed to convert the Promissory
     Note into 1.6 million common shares of the Company at a conversion price of $0.0625 per share. This transaction was consummated on March 8, 2000 with the delivery of the stock certificate for 1.6 million shares to Custer Company. Custer Company had previously received 85,556 common shares in payment of interest owed on the Promissory Note. These transactions resulted in Custer Company owning 20.3% of the outstanding common stock of the Company.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2000                     CUSTER COMPANY, INC.


                                   /s/  Patrick A. Custer
                                   Patrick A. Custer, President